UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  March 2, 2004

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 3 dated March 2, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

March 2, 2004

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 3, 2004
March 2, 2004

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTC BB SYMBOL: JPNJF

JIPANGU JOINT VENTURES J-PACIFIC GOLD PROPERTIES

AGGRESSIVE EXPLORATION PLANNED FOR NEVADA'S CORTEZ DISTRICT

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that it has signed a letter of intent with Jipangu Inc. of Tokyo, Japan allowing Jipangu to earn a 50% interest in J-Pacific's Golden Trend and HC properties in Nevada. The letter of intent is subject to the completion of a definitive option agreement, the satisfactory completion of Jipangu's due diligence, and the receipt of the required regulatory approvals. Jipangu is a private Japanese company focused on investments in the gold sector and is J-Pacific's largest shareholder, owning approximately 34.7% of J-Pacific's outstanding common shares.

Jipangu can earn a 50% interest in the projects by funding exploration over a four year period in the aggregate amount of US $2,750,000 in the case of the Golden Trend Project, and US $1,750,000 in the case of the HC Project. Jipangu will make cash payments of US $150,000 upon execution of the definitive option agreement, US $150,000 on the first anniversary thereof and payments of US $200,000 on succeeding anniversary dates until the option is exercised. Jipangu is responsible for annual claim maintenance fees and advance royalty payments.

Upon exercise of the option on either of the properties, the companies will form a joint venture with J-Pacific as the operator. Jipangu will have the right thereafter to earn an additional 15% interest in each property by completing an independent feasibility study and by financing the property into commercial production.

In 2004, J-Pacific plans an aggressive exploration program that is to include geological modeling, geophysical surveying and drilling.

The Golden Trend and HC projects are strategically located on the south side of the Cortez mountain range in the prolific Cortez Gold District of Nevada's historic Battle Mountain - Eureka Gold Trend. Golden Trend is contiguous and southwest of Placer Dome's ET Blue property and within 3 kilometres (1.5 miles) of Placer's drill collars, while HC is 6.5 kilometres (4 miles) east northeast of Golden Trend. As well, both projects are approximately 8 kilometres (5 miles) south of Placer Dome's discovery at Cortez Hills, and from Victoria Resources' Mill Canyon Project. It is estimated that over 31 million ounces of gold has been discovered in the Cortez District since 1959, included in part in the Buckhorn, Cortez, Cortez Hills, Gold Acres, Horse Canyon, Pediment, Pipeline and South Pipeline deposits.

Due to the relationship between J-Pacific and Jipangu, the transaction is considered to be a "related party transaction" under TSX Venture Exchange policies. However, the transaction is exempt from the application of the related party transaction rules on the basis that it represents less than 25% of the current market capitalization of J-Pacific. Subject to receipt of the approval of the TSX Venture Exchange to the transaction, it may close before 21 days following the filing of the material change report respecting this announcement, if management determines it is necessary or desirable for sound business reasons.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Investor Relations - Telephone 1-888-236-5200.